EXHIBIT 99.08

Change of the representative of Juristic-Person Director

Date of events: 2016/06/25

Contents:

1.Date of occurrence of the change:2016/06/24

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications.

3.Name and resume of the replaced person: Hsu-Hui Ho, Vice President Public Affairs Dept.

4.Name and resume of the replacement: Shih-Peng Tsai, Consultant, Chunghwa Telecom Workers’s Union.

5.Reason for the change:discharge, new appointment

6.Original term (from to ):from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:2016/06/24

8.Any other matters that need to be specified:None